Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated August 18, 2015

Supplementing the Preliminary Prospectus Supplement dated August 18, 2015

Registration Statement No. 333-191053

SunEdison, Inc.

Pricing Term Sheet

Offering of

6.75% Series A Perpetual Convertible Preferred Stock

(the “offering”)

August 18, 2015

This pricing term sheet relates only to the offering and should be read together with the preliminary prospectus supplement dated August 18, 2015 relating to the offering (the “preliminary prospectus supplement”), the accompanying prospectus dated September 9, 2013 and the documents incorporated and deemed to be incorporated by reference therein. Certain terms used in this pricing term sheet that are not defined herein have the meanings given to such terms in the preliminary prospectus supplement. As used in this section, the terms “SunEdison,” “us,” “we,” or “our” refer to SunEdison, Inc. and not any of its subsidiaries.

Issuer:	SunEdison, Inc. (the “Company”)

Trade date:	August 18, 2015

Expected settlement date:	August 21, 2015

Title of securities:	6.75% Series A Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Company (the “perpetual convertible preferred stock”).

Size of the offering:	650,000 shares

Public offering price:	$1,000.00 per share of perpetual convertible preferred stock

Underwriting discount:	$36.00 per share of perpetual convertible preferred stock

Use of proceeds:	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us for this offering, will be approximately $626.1 million. We expect to use the net proceeds of this offering for general corporate purposes, which we expect to include funding working capital and growth initiatives. See “Use of Proceeds” in the preliminary prospectus supplement.

Liquidation preference:	$1,000.00 per share of perpetual convertible preferred stock

Dividends:

6.75% of the liquidation preference per share of our perpetual convertible preferred stock per year. Dividends will accumulate from August 21, 2015.

The expected dividend payable on the first dividend payment date is $18.75 per share. Each subsequent dividend is expected to be $16.875 per share. See “Description of Perpetual Convertible Preferred Stock—Dividends” in the preliminary prospectus supplement. Dividends are payable in cash or in shares of the Company’s common stock, as described in the preliminary prospectus supplement.

Dividend record dates:	February 15, May 15, August 15 or November 15, as the case may be, immediately preceding the relevant dividend payment date

Dividend payment dates:	March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2015.

Initial price:	$14.68, which is the closing price of our common stock on The New York Stock Exchange on August 17, 2015.

Conversion rate:	56.7666 shares of common stock for each share of perpetual convertible preferred stock (equivalent to an initial conversion price of approximately $17.62 per share of common stock). This conversion rate is subject to certain anti-dilution and other adjustments.

Conversion premium:	Approximately 20% above the initial price.

Conversion at the option of the holder:	Other than during a fundamental change conversion period, at any time, holders may elect to convert their shares of perpetual convertible preferred stock, in whole or in part, at the then-applicable conversion rate as described under “Description of Perpetual Convertible Preferred Stock—Conversion at the Option of the Holder” in the preliminary prospectus supplement.

Company conversion option:	The Company may not cause the perpetual convertible preferred stock to be converted at our option prior to September 6, 2020. On or after September 6, 2020, the Company may cause all or any portion of the perpetual convertible preferred stock to be converted, at the Company’s option, at the applicable conversion rate subject to certain conditions described under “Description of Perpetual Convertible Preferred Stock—Conversion at the Option of the Company” in the preliminary prospectus supplement.

Conversion at the option of the holder upon a fundamental change:

If a fundamental change occurs at any time, holders of the perpetual convertible preferred stock will have the right to convert their shares of perpetual convertible preferred stock, in whole or in part, into shares of common stock at the fundamental change conversion rate during the period beginning on, and including, the effective date of such fundamental change and ending on, and including, the date that is 40 scheduled trading days after such effective date. The fundamental change conversion rate will be determined as described under “Description of Perpetual Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Accumulated Dividend Amount—General” in the preliminary prospectus supplement.

The following table sets forth the number of fundamental change additional shares per share of perpetual convertible preferred stock for each stock price and effective date set forth below:

	Stock Price
Effective date	$14.68	$15.00	$15.50	$16.00	$17.62	$20.00	$22.90	$25.00	$30.00	$40.00	$50.00	$60.00
August 21, 2015	11.3532	10.1455	10.1455	10.1455	8.7867	7.2175	5.8071	5.0069	3.6153	1.9186	0.9233	0.2799
September 1, 2016	11.3532	9.8344	9.3739	8.9423	7.7148	6.2575	4.9710	4.2437	2.9973	1.5336	0.6706	0.1100
September 1, 2017	11.3532	9.6802	8.9916	8.3460	6.5101	5.1605	4.0020	3.3511	2.2652	1.0601	0.3556	0.0000
September 1, 2018	11.3532	9.5034	8.5533	7.6625	5.1294	3.8667	2.8375	2.2684	1.3737	0.4657	0.0000	0.0000
September 1, 2019	11.3532	9.2889	8.0214	6.8331	3.4537	2.2308	1.3365	0.8583	0.2052	0.0000	0.0000	0.0000
September 1, 2020 and thereafter	11.3532	9.0372	7.3972	5.8596	1.4871	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth in the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change additional shares will be determined by straight-line interpolation between the fundamental change additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $60.00 per share (subject to adjustment in the same manner as the column headings of the table above), then the fundamental change additional shares will be zero shares;

•	if the stock price is less than $14.68 per share (subject to adjustment in the same manner as the column headings of the table above), then the fundamental change additional shares will be zero shares; and

•	if the effective date is on or after September 1, 2020, the fundamental change additional shares will be determined by reference to the last row of the table above.

Notwithstanding anything in the certificate of designations to the contrary, we may not increase the number of shares equal to the then-applicable conversion rate plus the fundamental change additional shares to a number of shares greater than 68.1198 shares per $1,000 liquidation preference of perpetual convertible preferred stock pursuant to the events described in this “Conversion at the Option of the Holder upon Fundamental Change; Accumulated Dividend Amount” section of the preliminary prospectus supplement, though we will adjust such number of shares for the same events for which we must adjust the conversion rate as described under “Description of Perpetual Convertible Preferred Stock—Anti-dilution Adjustments” in the preliminary prospectus supplement.

No listing:	We do not intend to apply to list our perpetual convertible preferred stock on any securities exchange or any automated dealer quotation system.

CUSIP / ISIN:	86732Y 208 / US86732Y2081

Joint book-running managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Macquarie Capital (USA) Inc.

Co-manager:	MCS Capital Markets LLC

KKR Credit Advisors (US) LLC (on behalf of itself and certain of its managed funds, accounts and affiliates), an affiliate of MCS Capital Markets LLC, is acquiring approximately 150,000 shares of perpetual convertible preferred stock in this offering. Such shares will be sold exclusively to Underwriters other than MCS Capital Markets LLC.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and each of the related prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners participating in the perpetual convertible preferred stock offering can arrange to send you the prospectus and related prospectus supplement if you request them by contacting: Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, e-mail: dg.prospectus_requests@baml.com;

Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, telephone: (800) 503-4611, e-mail: prospectus.cpdg@db.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, telephone: (866) 718-1649, e-mail: prospectus@morganstanley.com; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or Macquarie Capital, Attn: Prospectus Department, 125 West 55th St, 22nd Floor, New York, NY, 10019, telephone: (212) 231-0440, e-mail: us.prospectus@macquarie.com.